SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United American Healthcare Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

90934C105

(CUSIP Number)

Eric M. Fogel, Esq.

Lathrop & Gage LLP

100 N. Riverside Plaza

Suite 2100

Chicago, IL 60606

(312) 920-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons THE DOVE FOUNDATION
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person With	7	Sole voting power
	8	Shared voting power 1,603,647
	9	Sole dispositive power
	10	Shared dispositive power 1,603,647
11	Aggregate amount beneficially owned by each reporting person 1,603,647
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.64%
14	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 (the “Shares”), issued by United American Healthcare Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 River Place, Suite 4950, Detroit, Michigan, 48207.

Item 2.	Identity and Background

The person filing this statement is The Dove Foundation, a charitable trust organized under the laws of Illinois and intending to qualify as a 501(c)(3) organization (the “Trust” or “Reporting Person”).

The Trustee of the Trust is Mr. James M. Delahunt, Esq. (“Mr. Delahunt”). Mr. Delahunt is a CPA and an attorney practicing in Chicago. His business address is 5812 S. Homan Ave, Chicago, Illinois 60629.

Neither the Reporting Person nor any manager or executive officer of the Reporting Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person holds, in the aggregate, 1,603,647 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was $1,555,537.59. There were no commissions paid. The Trust purchased the Shares from St. George Investments, LLC through the issuance of an unsecured promissory note (the “Note”) in the amount of $1,555,537.59. Interest on the note accrues at the applicable federal rate as announced from time to time, and all interest is payable at maturity, on June 1, 2015.

Item 4.	Purpose of Transaction

The Reporting Person purchased the Shares for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own, in the aggregate, 1,603,647 Shares, representing approximately 19.64% of the Issuer’s outstanding Shares (based upon the 8,164,117 Shares stated to be outstanding as of May 10, 2010, by the Issuer in Issuer’s Form 10-Q for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 17, 2010).

(b) The Trust has sole voting power and sole dispositive power with regard to 1,603,647 Shares.

(d) Pursuant to the terms of the Note, St. George Investments, LLC is entitled to a prepayment of the Note if a liquidity event occurs with respect to the Shares prior to the maturity of the Note. If a liquidity event occurs, St. George Investments, LLC receives 90% of the sale proceeds as a prepayment, and the Trust will retain 10% of the proceeds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to of the Issuer

On June 7, 2010, the Trust entered into an agreement to join the Voting and Standstill Agreement by and between Issuer and St. George Investments, LLC, dated March 19, 2010, as amended by the Amendment to Voting and Standstill Agreement dated June 7, 2010 (as amended, the “Amended Voting Agreement”). The Amended Voting Agreement provides that the Trust will vote in accordance with the recommendations of the Issuer’s Board of Directors on all issues brought before the shareholders until at least October 1, 2011, unless the Issuer is in default under the terms of the Amended Voting Agreement. In the Amended Voting Agreement, the Trust covenants that it will not engage in any insurgent activity until at least October 1, 2011.

In the Amended Voting Agreement, the Issuer agrees to give the Trust an option to put some or all of its Shares back to the Issuer, but this option cannot be exercised until October 1, 2011, unless the Issuer is in default under the terms of the Amended Voting Agreement. If the Trust were to elect to exercise the option, the price per share would be equal to $1.25. If the Issuer’s common stock is higher than $2.21 on a sustained basis, this put option is eliminated. In addition, the Issuer has an option to call all of the Trust Shares at any time prior to July 1, 2011 at a price equal to $1.12. Between July 1, 2011 and September 30, 2011, the Issuer still has the right to call all of the Trust Shares, but at a price of $1.25.

Item 7.	Material to be Filed as Exhibits

1.	Note Agreement between The Dove Foundation and St. George Investments, LLC, dated June 4, 2010.

2.	Unsecured Promissory Note made by The Dove Foundation in favor of St. George Investments, LLC, dated June 4, 2010.

3.	Agreement to Join the Voting and Standstill Agreement by The Dove Foundation, dated June 7, 2010.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 8, 2010

/s/ James M. Delahunt, as Trustee

Name:	James M. Delahunt, as Trustee of The Dove Foundation

Exhibit 1

NOTE AGREEMENT

This NOTE AGREEMENT (the “Agreement”) is entered into as of this 4th day of June, 2010, at 4:45 p.m. Central Daylight Time, by and among The Dove Foundation, an Illinois Trust intending to be a 501(c)(3) charitable organization (the “Trust”), and St. George Investments, LLC (“St. George”).

RECITALS

WHEREAS, St. George beneficially owns all right, title and interest in and to 1,603,647 common shares (the “Shares”) of United American Healthcare, a Michigan corporation (“UAHC”);

WHEREAS, St. George desires to transfer and assign the Shares to the Trust in exchange for the Note described herein;

WHEREAS, the Trust is intending to qualify as 501(c)(3) charitable organization whose principal beneficiary is intended to be The Church of Jesus Christ of Latter Day Saints, which will be administered exclusively for charitable, scientific, literary or educational purposes;

WHEREAS, the Shares are subject to the terms of a Voting and Standstill Agreement that was entered into on March 19, 2010, as amended by that certain Amendment to Voting and Standstill Agreement that was entered into on June 4, 2010 (as so amended, the “Amended Voting and Standstill Agreement”);

WHEREAS, the Trust has agreed to accept the Shares and to execute a joinder to the Amended Voting and Standstill Agreement; and

NOW THEREFORE, in consideration of the forgoing and other good and valuable consideration, the sufficiency of which is hereby acknowledged by the Trust and St. George hereby agree as follows:

1.	TRANSFER AND ASSIGNMENT OF SHARES.

1.1. TRANSFER AND ASSIGNMENT. St. George has agreed to make a Transfer and Assignment of the Shares to the Trust under the Stock Transfer and Assignment Agreement dated June 4, 2010, in exchange for the Note in the form attached as Exhibit A.

2.	PAYMENTS; TERM; INTEREST.

2.1. Promise to Pay. Trust promises to pay to St. George the outstanding principal of the Note in full in accordance with the terms and conditions of this Agreement, including upon any acceleration of the Note upon the occurrence of an Event of Default, together with all accrued interest and fees, costs and expenses payable by Trust to St. George in accordance with the terms and conditions to this Agreement. Trust shall make payments to St. George at its address set forth in this agreement for notices or as later communicated to Trust, in immediately payable U.S. funds. St. George shall determine in its sole discretion whether any payment received from the Trust relates to the Note. Payments that St. George determines are related to the Note shall be applied first to unpaid fees, costs, and expenses which are reimbursable under the terms of this Agreement, then to accrued unpaid interest, then to principal. If any payment due date is a Saturday, Sunday, or holiday generally observed by banks in Chicago, Illinois the due date of the payment shall automatically be extended to the next following banking business day. The making of the Note by the Trust to St. George shall conclusively establish the Trust’s obligation to repay the Note. Any amount of the Note repaid by the Trust may not be re-borrowed.

2.2. Term. The principal of the Note shall be for term of five (5) years and will be repaid at maturity on June 1, 2015. Trust may prepay the Note at any time without any penalty.

2.3. Interest. The applicable interest rate (the “Interest Rate”) shall be interest at a rate per annum equal to the applicable federal rate (the “AFR”) as announced from time to time, which shall be due and payable at maturity. No representation is made that the Interest Rate is the lowest, the best, or a favored rate of interest. Interest on the Note shall be calculated on the actual number of days elapsed, on the basis of a year of 360 days. At any time that an Event of Default has occurred and is continuing, the Note will bear interest at a rate of interest which is two (2.0) percentage points in excess of the otherwise applicable Interest Rate (“Default Rate”). The Default Rate shall be paid without prejudice to St. George’s rights to collect other amounts due under the Note or to declare a default under the Note. If an Event of Default is waived, interest will begin to accrue at the Interest Rate commencing on the first day of the calendar month after the date the Event of Default is waived.

2.4. Pre-payment. The Trust agrees to repay the Note upon the occurrence of a “Liquidity Event.” A Liquidity Event is defined to be: a) the occurrence of the exercise of the Call Option by UAHC pursuant to the terms of the Amended Voting and Standstill Agreement; b) the occurrence of the exercise of the Put Option by the Trust pursuant to the Amended Voting and Standstill Agreement; and c) the sale of any and all of the Shares, whether in the open market or through privately negotiated transactions, or otherwise. Upon the occurrence of a Liquidity Event, the Trust shall pre-pay the Note in a pre-payment amount equal to 90% of the proceeds realized by the Trust from the Liquidity Event.

3.	CONDITIONS PRECEDENT TO THE TRANSFER AND ASSIGNMENT

St. George shall have no obligation to make the Transfer and Assignment until each of the following conditions precedent (in both form and substance) shall be determined to be satisfied by St. George in its sole discretion. St. George’s commitment to make the Transfer and Assignment will terminate in the event St. George determines that such conditions have not been satisfied by the requested date for the Transfer and Assignment unless St. George elects to extend such commitment in its sole discretion.

3.1. Note Documents. Trust and St. George shall have executed and delivered, or caused to be executed and delivered, to St. George:

(a) This Agreement;

(b) the Note; and

(c) such other agreements, instruments or other documents as may be required by St. George, in each case duly executed by St. George.

3.2. No Default. There shall not have occurred a Default or an Event of Default under this Agreement, or the Note.

3.3. Representation and Warranties. All representations and warranties contained in this Agreement and in the Note shall have been true and correct on the date of this Agreement and on the date of the Transfer and Assignment as though made on and as of such date.

3.4. Corporate Documents. Copies of the articles of incorporation, articles or organization, by-laws, operating agreement or similar constitutional documents, resolutions of the board of directors, members or manager authorizing this Agreement and the transactions contemplated hereby, and evidence of the incumbency of the officers or authorized representatives signing the Note on behalf of Trust and St. George, each certified by the trustee of Trust and secretary of St. George.

4.	COVENANTS, REPRESENTATIONS AND WARRANTIES

To induce St. George to enter into this Agreement, and make the Transfer and Assignment to Trust as herein provided, Trust covenants, represents and warrants and, so long as any Secured Obligation remains unpaid or this Agreement remains in effect, shall be deemed continuously to covenant, represent and warrant as follows:

4.1. Existence. Trust is a trust duly formed and organized, validly existing and in good standing under the laws of its jurisdiction of organization and is duly licensed or qualified to do business and in good standing in every state in which the failure to be so licensed or qualified would materially adversely affect the property, assets, financial condition, or business of the Trust.

4.2. Power and Authority. The execution, delivery, and performance of this Agreement and the Note are within the Trust’s powers, have been duly authorized by all necessary and appropriate action, and are not in contravention of any law or the terms of the documents referenced in Section 3.4, or of any indenture, agreement, undertaking, or other document to which Trust is a party or by which Trust or any of its property is bound or affected.

4.3. Validity. This Agreement and each other Note Document constitutes the legal, valid, and binding obligations of Trust party thereto, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy and insolvency laws and laws affecting creditors’ rights generally.

4.4. No Consents. No consent, license, approval, or authorization of, or registration, declaration, or filing with, any court, governmental body or authority, or other person is required:

(i) in connection with the valid execution, delivery, or performance of this Agreement, or the Note by Trust, or (ii) for the conduct of any Trust business as now conducted, except ordinary business licenses or permits which Trust has obtained.

4.5. No Violations. Trust is not in violation of any term of its organizational documents or of any mortgage, borrowing agreement, capital lease, or other instrument or agreement pertaining to indebtedness for borrowed money. Trust is not in violation of any term of any other indenture, instrument, or agreement to which it is a party or by which it or its property may be bound, resulting, or which might reasonably be expected to result, in a material and adverse effect upon its business, prospects, operations, assets or financial condition. Trust is not in violation of any order, writ, judgment, injunction, or decree of any court of competent jurisdiction or of any statute, rule, or regulation of any governmental authority. The execution and delivery of this Agreement and the Note and the performance of all of the same is, and will be, in compliance with the foregoing and will not result in any violation thereof, or result in the creation of any mortgage, lien, security interest, charge, or encumbrance upon, any properties or assets of Trust except in favor of St. George. There exists no fact or circumstance (whether or not disclosed in this Agreement or the Note) which materially adversely affects, or in the future (so far as Trust can now reasonably foresee) may materially adversely affect, the assets, prospects, financial condition, business or operations of the Trust.

4.6. Compliance with Laws. Trust is in compliance with all applicable laws, rules, regulations, and other legal requirements with respect to its business and the use, maintenance, and operation of the real and personal property owned or leased by Trust in the conduct of its business, except to the extent the failure to so comply would not have a material adverse affect on the business, prospects, operations, assets or financial condition of Trust.

5.	EVENTS OF DEFAULT.

The following shall be “Events of Default” under this Agreement in addition to any events of default defined in the Note:

5.1. Payment Default. A failure of the Trust to pay when due any principal, interest, fee or expense reimbursement pursuant to the Note or otherwise.

5.2. Breach of Covenant; Default Under Note Documents. The breach by St. George of any other obligation, covenant, representation, warranty, or agreement under the terms of the Note in strict accordance with the terms and provisions thereof, and with respect to any such breach that is capable of being cured, St. George’s failure to cure such breach within thirty (30) days of receiving written notice (which may be sent by e-mail, facsimile or other electronic transmission) of such breach from St. George, or the occurrence of any other event of default under the Note.

5.3. Violation of Law. A violation, whether discovered or asserted before or after closing, of any federal, state, or local law, rule, regulation, or order issued by a governmental agency or court which would or could have a material adverse impact on the business or properties of Trust.

5.4. Bankruptcy; Insolvency; Debtor Relief. Trust or any surety: (I) making an assignment for the benefit of creditors; (ii) filing a voluntary proceeding seeking protection from creditors under any bankruptcy or other law; (iii) becoming the subject of an involuntary proceeding under any bankruptcy or other similar law (provided, such filing shall not constitute a default for sixty (60) days following the date of any such filing as long as the Trust is at all times diligently pursuing proceedings to discuss any such bankruptcy filing); or (iv) making any admission of its inability to pay its debts generally as they become due.

5.5. Appointment of Trustee. The appointment of a bankruptcy trustee, receiver, or liquidator for Trust.

6.	REMEDIES.

In addition to St. George’s right to demand payment in full of all of the Note and all other obligations under this Agreement, at any time in its sole discretion, upon the occurrence of any Event of Default, the outstanding principal balance of the Note, all accrued and unpaid interest, and all other amounts, fees, and charges due under the Note shall immediately become due and payable and St. George shall have the right to enforce its liens and security interests and exercise any rights under the Note, applicable law, and/or principles of equity. The order and manner of St. George’s remedies shall be in its sole and absolute discretion.

7.	COSTS AND EXPENSES.

Immediately upon St. George’s demand, Trust agrees to reimburse St. George for any costs, including but not limited to, attorneys’ fees, court costs, discovery expenses, investigation costs, (and, as applicable, receivership fees, management fees, boundary surveys, value appraisals, and environmental audits), travel expenses, and all other out-of-pocket expenses of any kind incurred in: (i) collecting any sums due under the Note; (ii) pursuing or defending any litigation based on, arising from, or related to the Note or this Agreement; and (iii) negotiating or interpreting the Note. Immediately upon St. George’s demand, Trust shall reimburse St. George for any costs, including but not limited to, reasonable attorneys’ fees, court costs, discovery expenses, investigation costs, losses, judgments, settlements, or damages incurred by St. George in connection with any claims brought by any person against St. George due to the lending relationship between St. George and Trust. All costs shall be paid whether or not actions or foreclosure proceedings are commenced or continued into judgment. Any costs not paid within thirty (30) days shall be added to the outstanding balance of the Note and continue thereafter to bear interest at the Default Rate.

8.	WAIVER.

To the fullest extent permitted by law, Trust, and all endorsers, sureties, and other guarantors irrevocably: (i) waive presentment for payment, notice of dishonor, notice of nonpayment, protest, notice of protest, demand, other notices of every kind, and all rights to plead any statute of limitations as a defense to any action hereunder; (ii) agree that the time of payment of any installment may be extended from time to time, and that any person liable under this Agreement may be released, all without notice; and (iii) agree that no delay in enforcing any remedy under this Agreement; the Note shall be construed to be a waiver of that or any other remedy. St. George’s failure to exercise any of its rights, remedies, or powers set forth herein, in the Note, or St. George’s acceptance of partial payments or performance shall not constitute a waiver of any Event of Default, but any such right, remedy, or power shall remain continually in force. A waiver of one Event of Default shall not be construed as continuing or as a bar to or waiver of: (x) such Event of Default at a later date; (y) any other Event of Default; or (z) any other right, remedy, or power.

9.	BOOKS AND RECORDS; FINANCIAL STATEMENTS.

Trust shall keep, at its expense, adequate records and books of account with respect to its business in form and content reasonably acceptable to St. George. Trust shall permit St. George and its employees, agents, accountants, and attorneys to examine and make extracts from Trust’s records and books at such reasonable times as St. George may request. Trust shall provide St. George copies of: (i) Trust’s financial statements, which have been certified by Trust, within ninety (90) days after the end of each fiscal year, or more frequently upon St. George’s reasonable request; (ii) copies of any audited financial statements prepared for Trust promptly upon completion thereof, which shall be represented by Trust’s accountants as either compiled, reviewed, or audited; and (iii) Trust’s annual federal and state tax returns, with all schedules attached, within twenty (20) days after filing with the taxing authority(ies).

Financial statements shall include at least a balance sheet dated within ninety (90) days of the date of St. George’s request, a profit and loss or income and expense statement for the most recent calendar year and the partial year, if any, to the date of the balance sheet, a statement of all contingent liabilities as of the date of the balance sheet, cash flow statements and all other financial information reasonably requested by St. George, all in form and content reasonably satisfactory to St. George.

10.	REVIVAL OF LIABILITY.

If any payments or proceeds received by St. George are subsequently invalidated, declared to be fraudulent or preferential, set aside, or required to be repaid to a bankruptcy trustee, to the Trust, directly or as a debtor-in-possession, to a receiver, or any other person, whether directly or indirectly, under any bankruptcy law, state or federal law, common law, or equitable cause, then Trust’s obligations to make all such payments shall be revived and shall continue in full force and effect as if such payment or proceeds had never been received by St. George.

11.	NOTICES.

All communications required hereunder or in the Note shall be given to Trust and St. George at their respective addresses set forth underneath their respective signatures hereto, or at such other addresses as either party may designate by notice given in accordance with the terms of this section. All communications required or permitted pursuant to this Agreement shall be legible and shall be deemed to have been properly given and received: (i) if sent by hand delivery, then upon such delivery; (ii) if sent by nationally known overnight courier, then on the next business day after dispatch; and (iii) if mailed by registered or certified U.S. Mail, postage prepaid and return receipt requested, then three (3) days after deposit in the mail.

12.	MISCELLANEOUS.

12.1. This Agreement shall be binding on Trust and its respective successors and assigns, and shall inure to the benefit of St. George and St. George’s successors and assigns. Trust may not assign its obligations under this Agreement without St. George’s prior written consent. St. George may assign or encumber its rights and obligations under this Agreement with notice to Trust.

12.2. This Agreement may not be modified, nor any of its provisions waived, without St. George’s prior written consent.

12.3. Time shall be of the essence of this Agreement.

12.4. The provisions of this Agreement are separable. If any judgment is hereafter entered holding any provision of this Agreement to be invalid or unenforceable, then the remainder of this Agreement shall not be affected by such judgment, and the remaining terms of this Agreement shall be carried out as nearly as possible according to its original terms.

12.5. No inference in favor of, or against, any person shall be drawn from the fact that such person has drafted all or any part of this Agreement or the Note.

12.6. If there is a conflict between or among the terms of this Agreement and the Note, St. George may elect to enforce from time to time those provisions that would afford St. George the maximum financial benefits and security for the obligations evidenced and secured by the Note and/or provide St. George the maximum assurance of payment and performance of such obligations in full.

13.	CHOICE OF LAW; VENUE.

This Agreement shall be deemed to have been executed and shall be performed in the State of Illinois and shall be governed by its laws. The parties expressly elect to have this Agreement governed by the laws of Illinois. Each Trust irrevocably agrees that subject to St. George’s sole and absolute election, St. George may bring suit, action, or other legal proceedings arising out of the Note or this Agreement in courts located in Cook County, Chicago, Illinois, whether local, state, or federal. Trust hereby submits to the jurisdiction of such court(s) and waives any right Trust may have to request a change of venue or a removal to another court.

14.	WAIVERS OF JURY TRIAL.

Trust hereby irrevocably: (i) waives the right to a trial by jury in any action or proceeding brought by any party in connection with this Agreement, the Note, or any modification thereof; (ii) has made this waiver knowingly, intentionally, and voluntarily; (iii) acknowledges no reliance upon any oral or written statements made by St. George or on St. George’s behalf, other than those contained herein, either to induce this waiver of trial by jury or to modify or nullify its effect; (iv) acknowledges reading and understanding the meaning and ramifications of this waiver provision; and (v) agrees to take all such actions as may be required by applicable law to allow this waiver to be enforceable. By accepting this Agreement, St. George waives the right to a trial by jury in any action or proceeding brought by any party in connection with this Agreement.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

TRUST:

THE DOVE FOUNDATION

By:	/s/ James M. Delahunt, Esq.
Name:	James M. Delahunt, Esq.
Title:	Trustee

Address for Notices:

James M. Delahunt
5812 South Homan
Chicago, IL 60629

ST. GEORGE INVESTMENTS, LLC

By:	Fife Trading, Inc., its sole manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Address for Notices:

303 East Wacker Dr.
Suite 1200
Chicago, IL 60601

EXHIBIT A

See Exhibit 2.

Exhibit 2

UNSECURED PROMISSORY NOTE

$ 1,555,537.59	Chicago, Illinois June 4, 2010 4:45 p.m. Central Daylight Time

The undersigned, THE DOVE FOUNDATION (“the Trust”) promises to pay to the order of ST. GEORGE INVESTMENTS, LLC (“St. George”) the principal sum of ONE-MILLION FIVE-HUNDRED-FIFTY-FIVE-THOUSAND FIVE-HUNDRED THIRTY-SEVEN AND 59/100U.S. Dollars ($1,555,537.59) payable on June 1, 2015 (the “Maturity Date”).

The Trust shall pay interest per annum of, the Applicable Federal Rate as is from time to time in effect, on the unpaid principal balance hereof on the Maturity Date.

Upon the occurrence and during the continuance of any default (i) under the Note Agreement executed of even date herewith between the Trust and St. George, (the “Note Agreement”) or (ii) this Note, (any such default, an “Event of Default”), the Trust shall pay interest on the entire principal amount outstanding under this Note evidenced equal to two hundred basis points (2% per annum) above the rate of interest otherwise applicable with respect to this Note. Such interest will accrue before and after any judgment has been entered. Moreover, upon the occurrence of any Event of Default, all amounts then remaining unpaid shall become, or may be declared to be, immediately due and payable hereunder.

If any payment or action to be made or taken hereunder shall be stated to be or become due on a day which is not a business day, such payment or action shall be made or taken on the next following business day and such extension of time shall be included in computing interest or fees, if any, in connection with such payment or action.

Payments of both principal and interest shall be made without setoff, counterclaim or other deduction of any nature by wire transfer to an account designated by St. George in lawful money of the United States of America in immediately available funds. St. George may, from time to time, change the account it has designated for receipt of payment.

This Note is the Note referred to in the Note Agreement and is entitled to the benefits of, the Note Agreement, including the representations, warranties, covenants, conditions, security interests or liens contained or granted therein. The Note Agreement, among other things, contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayment, in certain circumstances, on account of principal hereof prior to maturity upon the terms and conditions therein specified, including without limitation, the occurrence of any Event of Default under the Note Agreement, or this Note.

The Trust hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

This Note shall bind the Trust and its successors and assigns, and the benefits hereof shall inure to the benefit of St. George and its successors and assigns.

This Note and any other documents delivered in connection herewith and the rights and obligations of the parties hereto and thereto shall for all purposes be governed by and construed and enforced in accordance with the internal laws of the State of Illinois without giving effect to its conflicts of law principles that would require the application of the law of another jurisdiction.

While this Note is outstanding, the Trust promises and covenants not to incur any indebtedness or liens senior to this Note and the security interests that serve as collateral for this Note.

This Note is secured by the Note Agreement by and between the Trust and St. George, dated the same date as this Note.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Note by its duly authorized officer with the intention that it constitutes a sealed instrument.

THE DOVE FOUNDATION

By:	/s/ James M. Delahunt
	Name:	James M. Delahunt, Esq.
	Title:	Trustee

St. George Investments, LLC,
an Illinois limited liability company

By:	Fife Trading, Inc.,
an Illinois corporation, its Manager

By:	/s/ John M. Fife
John M. Fife, President

Exhibit 3

AGREEMENT TO JOIN THE

VOTING AND STANDSTILL AGREEMENT

The Dove Foundation (the “Trust”) hereby acknowledges and agrees to join and be bound by all of the terms and conditions, benefits, and restrictions, other than Article VIII (which relates to the Preferred Call), of the Voting and Standstill Agreement dated March 19, 2010, between United American Healthcare Corporation (the “Company”) and St. George Investments, LLC, as amended by the Amendment to Voting and Standstill Agreement dated June 7, 2010, with respect to all shares of the Company’s common stock that the Trust shall now or hereafter own.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of June 7, 2010, at 3:00 p.m. Central Daylight Time.

ACKNOWLEDGED AND AGREED

The Dove Foundation

By:	/s/ James M. Delahunt, as Trustee
James M. Delahunt, Esq., Trustee

ACKNOWLEDGED AND ACCEPTED

COMPANY:

United American Healthcare Corporation

By:	/s/ William C. Brooks
William C. Brooks, President and
Chief Executive Officer

ST. GEORGE:

St. George Investments, LLC

By:	Fife Trading, Inc., its Manager

By:	/s/ John M. Fife
John M. Fife, President